Studio II Productions, Inc.

Unit 1306, 13/F, Tower 2, Ever Gain Plaza

No. 88 Container Port Road

Kwai Chung, N.T. Hong Kong

September 17, 2008

William Thompson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Studio II Productions, Inc.

Form 10-K  for the Transitional Period Ended March 31, 2008

Filed May 15, 2008

Commission File No.  000-50000

Dear Mr. Thompson,

In connection with our 10-K/A filing and our supplemental written responses to your comment letter dated August 29, 2008, Studio II Productions, Inc., a Florida corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Studio II Productions, Inc.

/s/ Cheung Ming, Principal Executive Officer